                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                    JPE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    466230109
                                 (CUSIP Number)

                         Karen A. Radtke (734) 662-2323
                         775 Technology Drive, Suite 200
                               Ann Arbor, MI 48108
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                  May 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1; (b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

ASC Holdings LLC
###-##-####


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /

              (b) /x/

SEC USE ONLY


SOURCE OF FUNDS (See instructions)

AF

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                / /
PURSUANT TO ITEMS 2(d) OR 2(e)


CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

                                    NUMBER OF
                                     SHARES
                                  BENEFICIALLY
                             OWNED BY EACH REPORTING
                                   PERSON WITH

SOLE VOTING POWER

0


SHARED VOTING POWER

9,441,420

SOLE DISPOSITIVE POWER

0


SHARED DISPOSITIVE POWER

9,441,420

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,441,420

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (See instructions)


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.2%


TYPE OF REPORTING PERSON (See instructions)

OO (Limited Liability Company)

                                  SCHEDULE 13D


NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Kojaian Holdings LLC
###-##-####


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) / /

              (b) /x/


SEC USE ONLY


SOURCE OF FUNDS (See instructions)

AF


CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               / /
PURSUANT TO ITEMS 2(d) OR 2(e)


CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

                                    NUMBER OF
                                     SHARES
                                  BENEFICIALLY
                             OWNED BY EACH REPORTING
                                   PERSON WITH

SOLE VOTING POWER

0


SHARED VOTING POWER

9,441,420

SOLE DISPOSITIVE POWER

0


SHARED DISPOSITIVE POWER

9,441,420

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,441,420

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (See instructions)


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.2%


TYPE OF REPORTING PERSON (See instructions)

OO (Limited Liability Company)

                                  SCHEDULE 13D

NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Mike Kojaian
         ###-##-####


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                     (b)  /x/

SEC USE ONLY

SOURCE OF FUNDS (See instructions)

         PF


CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
PURSUANT TO ITEMS 2(d) OR 2(e)


CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                                    NUMBER OF
                                     SHARES
                                  BENEFICIALLY
                             OWNED BY EACH REPORTING
                                   PERSON WITH

SOLE VOTING POWER

0


SHARED VOTING POWER

9,441,420

SOLE DISPOSITIVE POWER

0


SHARED DISPOSITIVE POWER

9,441,420

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,441,420


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
EXCLUDES CERTAIN SHARES (See instructions)


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.2%

TYPE OF REPORTING PERSON (See instructions)

         IN

                                  SCHEDULE 13D

NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Heinz C. Prechter
###-##-####


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  / /
                                                     (b)  /x/

SEC USE ONLY

SOURCE OF FUNDS (See instructions)

         AF


CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
PURSUANT TO ITEMS 2(d) OR 2(e)


CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                                    NUMBER OF
                                     SHARES
                                  BENEFICIALLY
                             OWNED BY EACH REPORTING
                                   PERSON WITH

SOLE VOTING POWER

0


SHARED VOTING POWER

9,441,420

SOLE DISPOSITIVE POWER

0

SHARED DISPOSITIVE POWER

9,441,420

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,441,420


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
EXCLUDES CERTAIN SHARES (See instructions)


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67.2%

TYPE OF REPORTING PERSON (See instructions)

         IN

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of JPE, Inc., a Michigan corporation (d/b/a/ ASCET) (the "Company"). The principal executive officers of the Company are David L. Treadwell, Chairman; Richard R. Chrysler, President and Chief Executive Officer; and Karen A. Radtke, Secretary and Treasurer. The address of the Company and the principal executive officers is 775 Technology Drive, Suite 200, Ann Arbor, Michigan 48108.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by ASC Holdings LLC, Heinz C. Prechter, Kojaian Holdings LLC, Mike Kojaian, and C. Michael Kojaian (the "Reporting Persons"). The address of ASC Holdings LLC and Heinz C. Prechter is One Heritage Place, Suite 400, Southgate, Michigan 48195; and the address of Kojaian Holdings LLC, Mike Kojaian and C. Michael Kojaian is 1400 North Woodward Ave., Suite 250, Bloomfield Hills, Michigan 48304.

         The principal occupations of the Reporting Persons are as follows: Mike Kojaian is the President and C. Michael Kojaian is the Executive Vice President, Secretary and Treasurer of Kojaian Management Corporation, which is engaged in the business of managing commercial real estate; Heinz C. Prechter is the Chairman and founder of ASC Incorporated, which is a long time supplier of specialty vehicles and open air systems to the global automotive market; and each of ASC Holdings LLC and Kojaian Holdings LLC are holding companies that own Common Stock and First Series Preferred Shares of the Company (as more particularly described in Item 3). The address of the principal executive offices of Kojaian Management Corporation is 1400 North Woodward Ave, Suite 250, Bloomfield Hills, Michigan 48304; the address of the principal executive offices of ASC Incorporated is One Heritage Place, Suite 400, Southgate, Michigan 48195; and the address of the principal executive offices of the Company is 775 Technology Drive, Suite 200, Ann Arbor, Michigan, 48108.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

         Heinz C. Prechter, Mike Kojaian and C. Michael Kojaian are each citizens of the United States of America. Each of ASC Holdings LLC and Kojaian Holdings LLC is a Michigan limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each of ASC Holdings LLC and Kojaian Holdings LLC purchased 4,720,710 shares of Common Stock of the Company ("Common Shares") for $993,362.915 (for a per Common Share purchase price of approximately $.21), and 780,000 First Series Preferred Shares of the Company (each Preferred Share generally possessing rights and privileges equal to 50 Common Shares) for $8,206,637.355 (for a per First Series Preferred Share purchase price of approximately $10.52). Accordingly, ASC Holdings LLC and Kojaian Holdings LLC together purchased a total of 9,441,420 Common Shares (for a total of $1,986,725.83), and a total of 1,952,352.19 First Series Preferred Shares (for a total of $16,413,274.17). The funds from ASC Holdings LLC originated from personal accounts of Mike Kojaian and C. Michael Kojaian. The funds from ASC Holdings LLC were borrowed from an affiliate (Heritage Newspapers, Inc.) pursuant to a one year, non-interest bearing, demand promissory note.

ITEM 4.  PURPOSE OF TRANSACTION

         The Common Shares were acquired by ASC Holdings LLC and Kojaian Holdings LLC for investment purposes. Each of the Reporting Persons may from time to time acquire additional securities of the Company through open market or privately negotiated transactions depending on market conditions and other considerations that the Reporting Persons deem relevant.

         Heinz C. Prechter, Mike Kojaian and C. Michael Kojaian were each elected to serve as a director of the Company on May 27, 1999. David L. Treadwell, President and Chief Executive Officer of ASC Holdings LLC, was elected Chairman of the Company and of the Board of Directors of the Company on May 27, 1999.

         Except as described below, no Reporting Person has any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Company's present capitalization or dividend policy, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's Articles of Incorporation or bylaws or other actions which are intended to impede the acquisition of control of the Company by any person, (vii) causing the Common Stock to be ceased to be authorized to be quoted on the OTC Bulletin Board, (viii) causing any of the Company's equity securities currently registered to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (except to the extent such equity securities are already eligible for termination of registration), or (ix) any action similar to those listed above.

         The Reporting Persons are currently investigating strategic alternatives to increase shareholder value, including potential mergers, joint ventures, sales, divestitures and similar transactions involving each of the subsidiaries of the Company as well as potential acquisitions of other businesses. One of the potential acquisitions, as further described in Item 6, is the potential acquisition of all of the outstanding capital stock or all or substantially all of the assets of Dott Industries, Inc., a Michigan corporation, by the Company or affiliates of the Company. Other than as described in Item 6, the parties have not agreed to any potential terms or conditions regarding such acquisition. Two of the Reporting Persons (Mike Kojaian and C. Michael Kojaian) own approximately 70% of the shares of Dott Industries, Inc.

         In connection with the consummation of the Investment Agreement, James
J. Fahrner resigned as Chief Financial Officer and Executive Vice President of the Company as of May 27, 1999, and will be leaving the employ of the Company by June 26, 1999. The Company is currently evaluating the need to replace the Chief Financial Officer of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Pursuant to an Investment Agreement (the "Investment Agreement") dated April 26, 1999 between ASC Holdings LLC, Kojaian Holdings LLC and the Company, on May 27, 1999, ASC Holdings LLC and Kojaian Holdings LLC purchased the Common Stock and the First Series Preferred Shares referred to in Item 3 from the Company, for the amounts set forth in Item 3. The Investment Agreement, however, provides that ASC Holdings LLC and Kojaian Holdings LLC will not take delivery of such Common Shares and they will not be considered common shareholders until June 12, 1999. Each of Mike Kojaian and C. Michael Kojaian are 50% owners of Kojaian Holdings LLC, and Heinz C. Prechter is the 100% owner of ASC Holdings LLC. In addition, ASC Holdings LLC and Kojaian Holdings LLC are parties to a Shareholders Agreement dated as of May 27, 1999 (the "Shareholders Agreement"). As more fully described in Item 6, the Shareholders Agreement provides that each of ASC Holdings LLC and Kojaian Holdings LLC are subject to a number of restrictions regarding the voting of their Common Shares and First Series Preferred Shares and that neither party may sell its Common Shares or First Series Preferred Shares without the consent of the other party. In addition, as more fully described in Item 6, the Common Shares and Preferred Shares held by Kojaian Holdings LLC are subject to a letter put agreement dated May 27, 1999 among Heinz C. Prechter, Mike Kojaian and C. Michael Kojaian, by which, under certain circumstances and for a limited time, either Mike Kojaian or C. Michael Kojaian can require Heinz C. Prechter (through ASC Holdings LLC or otherwise) to purchase the Common Shares and First Series Preferred Shares held by Kojaian Holdings LLC. Accordingly, the Sole Voting Power and Sole Dispositive Power of each Reporting Person is 0, and the Shared Voting Power and Shared Dispositive Power for each Reporting Person is 9,441,420 Common Shares and 1,952,352.19 First Series Preferred Shares. Thus, the number of Common Shares and percentage of Common Stock beneficially owned by each Reporting Person are as follows:


                                                       NUMBER        PERCENT(1)
                                                       ------        ----------

                          ASC Holdings LLC           9,441,420         67.2%
                          Heinz C. Prechter          9,441,420         67.2%
                          Kojaian Holdings LLC       9,441,420         67.2%
                          Mike Kojaian               9,441,420         67.2%
                          C. Michael Kojaian         9,441,420         67.2%


(1) Based on information obtained from the Company as of May 27, 1999, and which includes 9,441,420 Shares purchased by ASC Holdings LLC and Kojaian Holdings LLC, pursuant to the Investment Agreement, but which will not be delivered to ASC Holdings LLC and Kojaian Holdings LLC until June 12, 1999.

         In addition, the number and percentage of First Series Preferred Shares beneficially owned by each Reporting Person are as follows:


                                                       NUMBER        PERCENT(2)
                                                       ------        ----------

                          ASC Holdings LLC           1,952,352.19      98.6%
                          Heinz C. Prechter          1,952,352.19      98.6%
                          Kojaian Holdings LLC       1,952,352.19      98.6%
                          Mike Kojaian               1,952,352.19      98.6%
                          C. Michael Kojaian         1,952,352.19      98.6%


(2) Based on information obtained from the Company as of May 27, 1999, and does not include 422,601.437 warrants to purchase First Series Preferred Shares (each warrant granting the holder a right to purchase one First Series Preferred Share) that were (or shall be) issued pursuant to the Investment Agreement as such warrants are not exercisable within the next 60 days (as more fully described in Item 6).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Investment Agreement, ASC Holdings LLC and Kojaian Holdings LLC purchased the Common Stock and First Series Preferred Shares referred to in Item 3 from the Company, for the amount set forth in Item 3. In addition, the Investment Agreement provides that common shareholders of the Company (other than ASC Holdings LLC and Kojaian Holdings LLC) on the record date of June 11, 1999 shall receive a dividend of warrants (the "Shareholder Warrants") to purchase .075 First Series Preferred Shares for each share of Common Stock held by the holder, at an exercise price of $9.99 per First Series Preferred Share, subject to certain pricing adjustments based on the Final Actual EBITDA (as defined in the Investment Agreement) of the Company for the two year period ending May 27, 2001 and the costs of certain environmental remediation (all as more fully described in Section 3 of the Investment Agreement, which is incorporated by reference). The Shareholder Warrants are only exercisable for the ninety (90) day period beginning on the date on which the Company provides the holders thereof notice of the Final Actual EBITDA after the JPE Determination (as defined in the Investment Agreement). In addition, the prior lenders of the Company (the "Bank Group") also received a total of 77,437.937 warrants (with the same terms and conditions as the Shareholder Warrants), in exchange for a Bank Discharge (as defined in the Investment Agreement) of approximately $16.4 million. The Bank Group also purchased an aggregate of 20,650.115 First Series Preferred Shares in exchange for a reduction of $1,000 of the outstanding indebtedness of the Company.

         Two of the Reporting Persons, ASC Holdings LLC and Kojaian Holdings LLC, have entered into a Shareholders Agreement dated as of May 27, 1999 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, each of ASC Holdings LLC and Kojaian Holdings LLC (for purposes of this paragraph only, the "Shareholders") have agreed that (1) neither Shareholder shall cast votes at any meeting or consent of the shareholders of the Company without consulting the other Shareholder regarding the issues to be addressed and how it shall vote at such meeting or in such consent, (2) neither Shareholder shall vote nor consent any of its shares in the Company (for purposes of this paragraph only, the "Shares") in a manner contrary to its disclosed intention, (3) except as other provided, each Shareholder shall appear or otherwise cause its Shares to be counted for purposes of quorum for a meeting of the shareholders of the Company and cause its Shares to be cast in connection with each consent, and (4) neither Shareholder shall solicit the votes of a shareholder of the Company who is not a party to the Shareholders Agreement or enter into a shareholders agreement with such persons. Notwithstanding the foregoing, the Shareholders Agreement provides that in the event the Shareholders disagree regarding a potential vote or consent (a "Shareholder Deadlock"), each Shareholder shall abstain from voting or consenting any shares regarding the issue and shall use its best efforts to prevent such issue from coming to a vote or consent (including failing to be counted for purposes of quorum or consent). The Shareholders Agreement further provides that the Shareholders shall use their best efforts to fix the Board of Directors of the Company at four members, and to nominate and elect two nominees of each Shareholder, and to maintain or reconstitute the composition of the Board of Directors in such fashion through a variety of means. The Shareholders agreed that neither Shareholder would transfer or enter into a commitment to transfer any shares of the Company without the prior written consent of the other Shareholder (which consent may be granted or denied in the sole discretion of the other Shareholder). Upon an impasse on the Board of Directors between the nominees of each of the Shareholders lasting longer than 90 days regarding a material issue or a Shareholder Deadlock lasting longer than 90 days, the Shareholders shall use good faith, reasonable efforts to sell their ownership of the Company (whether by stock sale, asset sale, merger, consolidation, stock subscription, or in any manner whatsoever) to a third party purchaser (a "Divestiture"). The Shareholders Agreement provides that no Divestiture shall be consummated unless both Shareholders approve the material terms of the Divestiture (which consent will not be unreasonably withheld), the approval and/or the consummation of the Divestiture is not a breach of the fiduciary duties of the Board of Directors of the Company and complies with all applicable laws, and, if there are other shareholders of the Company, at the request of either Shareholder, the Board of Directors has received a "fairness opinion" from Roney & Co. stating that the Divestiture is fair to the shareholders of the Company from a financial point of view.

         In addition, Mike Kojaian, C. Michael Kojaian and Heinz C. Prechter, three of the Reporting Persons, entered into a letter put agreement dated May 27, 1999 (the "Put Agreement"). The Put Agreement provides that it is contemplated that following the consummation of the Investment Agreement, all of the outstanding shares of capital stock or all of the assets of Dott Industries, Inc., a Michigan corporation ("Dott"), would be acquired by (1) the Company and/or its subsidiaries or (2) one-half by ASC Holdings LLC and one half by Kojaian Holdings LLC, for an aggregate purchase price of no less than $28 to $30 million (less the existing indebtedness of Dott if structured as an stock acquisition or merger (if structured as an asset purchase, Dott would use the proceeds to pay-off its existing indebtedness)) (the "Dott Acquisition"). Under the Put Agreement, each of Mike Kojaian and C. Michael Kojaian have the right to require Heinz C. Prechter (in his individual capacity) to purchase (through ASC Holdings LLC or otherwise) all of the shares of the Company owned by Mike Kojaian and C. Michael Kojaian for the purchase price paid by them under the Investment Agreement (plus interest) if the Dott Acquisition is not consummated on or before June 30, 1999 (the "Put"). Either Mike Kojaian or C. Michael Kojaian may exercise the Put from any time beginning on June 30, 1999 and ending on the thirtieth day following June 30, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed with this statement:

         1. Investment Agreement dated April 28, 1999 among JPE Inc., ASC Holdings LLC and Kojaian Holdings LLC.

         2. Shareholders Agreement between ASC Holdings LLC and Kojaian Holdings LLC dated as of May 27, 1999.

         3.             Put Agreement dated May 27, 1999 among Mike Kojaian, C.
Michael Kojaian and Heinz Prechter.

         4.             Joint Statement Agreement.


                                    SIGNATURE

         Each Reporting Person certifies that, after reasonable inquiry and to the best of my knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1999                          /s/ David L. Treadwell
                                              ------------------------------
                                              ASC Holdings LLC
                                                  By:  David L. Treadwell,
                                                  Its: President and
                                                       Chief Executive Officer

Dated:  June 7, 1999                          /s/ Heinz C. Prechter
                                              ------------------------------
                                              Heinz C. Prechter

Dated:  June 7, 1999                          /s/ C. Michael Kojaian
                                              ------------------------------
                                              Kojaian Holdings LLC
                                                  By:  C. Michael Kojaian,
                                                  Its: President and
                                                       Chief Executive Officer

Dated:  June 7, 1999                          /s/ Mike Kojaian
                                              ------------------------------
                                              Mike Kojaian

Dated:  June 7, 1999                          /s/ C. Michael Kojaian
                                              ------------------------------
                                              C. Michael Kojaian

                                 Exhibit Index
                                 -------------

Exhibit No.                   Description
-----------                   -----------

    99.1                      Investment Agreement

    99.2                      Shareholders Agreement

    99.3                      Put Agreement

    99.4                      Joint Statement Agreement